China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province, China

December 20, 2012

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:         China Hefeng Rescue Equipment, Inc.
Form 8-K
Amended October 9, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
Response Submitted November 29, 2012
File No. 000-54224

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Hefeng Rescue Equipment, Inc. (the “Company”) dated December 14, 2012.  For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.

Form 8-K Amended October 9, 2012

Our Corporate History and Background, page 6

Staff Comment 1:  With a view toward clarified disclosure, please expand your response to prior comment 2 to tell us who you mean when you say “we organized” the PRC entity discussed in the first bullet point of your proposed disclosure. Explain your management’s relationship with the “associate” discussed in the second bullet point, and why he was vested with nominal ownership of the Hong Kong entity. Also, tell us the amount of the nominal consideration referenced in the last sentence of your response, and reconcile your statement that the foreign parent companies had no assets as of January 5 with your proposed disclosure that the VIE agreements were entered in to on January 3.

Response:

As noted in your comment, the use of “we” in our November 29 response to encompass disparate individuals was a mistake that led to a lack of clarity.  In addition, the identification of Gao Yi Sha Yang as an “associate” was simply wrong.  Accordingly, in the third amendment to the 8-K we will include the following text, in lieu of that presented in response to prior comment 2 (markings show changes from the text included in the November 29 response):

Our corporate structure was developed through the following steps:

●
On May 11, 2010 ~~we~~ three individuals, none of whom is now associated with the Company, organized Huludao Rescue in the PRC under the name “Huludao Qicailansha Building Decoration Engineering LLC.~~,~~” In December 2011, Baoyuan Zhu and Jianjun Gao acquired Huludao Rescue from the original founders, having reimbursed them for their contribution of the registered capital, and changed its.~~which~~ name ~~was changed~~ to “Huludao Hefeng Rescue Equipment Co., Ltd.” ~~on December 7, 2011.  Huludao Rescue was established to carry on our business operations.~~

●
On August 10, 2010 ~~we~~ Gao Yi Sha Yang, a resident of Canada, organized Huashi International in Hong Kong as the first step in his ~~our~~ plan to establish a business in the PRC under foreign control ~~over the operations of Huludao Rescue~~.  ~~Nominal ownership of Huashi International was vested in Gao Yi Sha Yang, an associate of our management.  We~~ He established Huashi International ~~and interposed it in our ultimate chain of ownership~~ to take advantage of tax advantages offered by the government of China to WFOEs whose equity-owners are Hong Kong residents.

●
On October 19, 2010 ~~we~~ Huashi International established Huashida Consulting in the PRC, having on October 11, 2010 obtained from the local government of the PRC a certificate of approval regarding the foreign ownership of Huashida Consulting by Huashi International.

●
The “certificate of approval” is necessary for a Hong Kong foreign-owned enterprise to register a wholly foreign owned entity (“WFOE”) in China, and to get approval from both the State Administration of Foreign Exchange (SAFE) and the Trade and Industrial Bureau for the initial investment of funds by the HK company into the WFOE. Only with their approvals, along with the ‘certificate of approval for establishment of enterprises with investment of Taiwan, Hong Kong, Macao and overseas Chinese in the people’s republic of China’ can a WFOE be established in China.

●
After obtaining the certificate of approval, the WFOE then needs to go through the enterprise annual inspection by SAFE and by the Trade and Industrial Bureau during the annual inspection period every year. The purpose of the annual inspection is to insure compliance with the regulations governing ownership and funding of WFOEs.  If the WFOE fails to go through the annual inspection as required, the certificate of approval will be revoked, and we would be required to dispose of our WFOE.  For that reason, we will exercise care to comply fully with all regulations applicable to the establishment and maintenance of a WFOE.

●
On December 2, 2011 ~~we~~ the Shareholders identified above organized Dragons Soaring in the British Virgin Islands.  The Shareholders organized a British Virgin Islands holding company because the tax policies as well as the flexible corporation laws of the British Virgin Islands are advantageous to residents of the PRC requiring an offshore holding company.

●
In December 2011 Gao Yi Sha Yang decided to abandon his plans for Huashi International and agreed to transfer control and ownership of Huashi International to Dragons Soaring in exchange for HK$10,000 ($1,300).  Baoyuan Zhu assumed managerial control of Huashi International and Huashida Consulting pending formal legal transfer of ownership.

●
On January 3, 2012 Huashida Consulting, Huludao Rescue and the equity owners in Huludao Rescue (i.e. Baoyuan Zhu and Jianjun Gao) entered into a set of agreements described below as the “VIE Agreements,” which created an affiliation between Huashida Consulting and Huludao Rescue.

●
On January 5, 2012, ~~Gao Yi Sha Yang~~ the transfer~~red~~ of ownership of Huashi International to Dragons Soaring was completed by official recording of the transfer. By oral agreement, any benefits of the VIE Agreements that accrued between January 3, 2012 and January 5, 2012 were assigned to the new owner of Huashi International.

●	On June 15, 2012 the reverse acquisition transaction between the Shareholders of Dragons Soaring and Bridgeway vested in Bridgeway ownership of the chain of subsidiaries described above.

Transactions with Related Persons, page 62

Staff Comment 2:  When you make your revisions mentioned in response to our prior comments, please disclose the substance of the last paragraph of your response to prior comment 6. Also, reconcile your response indicating that you intend to continue to fund the parent company with related party loans with your proposed disclosure provided in response to prior comment 5 indicating that Huludao Rescue will make payments for the ongoing expenses of the parent companies. If Huladao Rescue will not make any payments in the near term to the parent companies, please ensure that this is reflected throughout your disclosure, and that it is clear why the payments will not be made, including in your discussion surrounding the last two numbered paragraphs on page 51.

Response

As of March 31, 2012, the last balance sheet date in the 8-K, the Company had not borrowed any dollars from related parties.  Accordingly, the disclosure of this practice will be made on a forward-looking basis.  To that end, we will modify the texts provided in response to prior comment 5 thus (markings show changes from the text included in the November 29 response):

(a)	Modify the next to last paragraph on page 8, thus:

The VIE Agreements with our Chinese affiliate and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.  To date, Huludao Rescue has not made any payment to Huashida Consulting, but all amounts due under the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and Huashi International ~~its parent entities~~ to pay their expenses.  Huludao Rescue may also make payments to Huashida Consulting for the purpose of funding the expenses of our U.S. parent company, although in the near term we expect to fund those expenses by borrowing U.S. Dollars from related parties.   ~~but will accrue t~~The remainder of ~~its~~ the obligations of Huludao Rescue to Huashida Consulting will be accrued without interest, penalties or other compensation for the delay in payment.  See “Risk Factors - Risks Relating to the VIE Agreements.”

(b)	Modify the first paragraph of the risk factor on page 29 titled “The PRC Government may determine…” thus:

Huashida Consulting provides support and consulting service to Huludao Rescue pursuant to the VIE Agreements.  Almost all economic benefits and risks arising from Huludao Rescue’s operations are required to be transferred to Huashida Consulting under these agreements, although at present all amounts due from Huludao Rescue to Huashida Consulting are being accrued and no payments have been made. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Huashida Consulting without interest, penalties or other compensation for the delay in payment. Details of the VIE Agreements are set out in “DESCRIPTION OF BUSINESS – Contractual Arrangements with our Controlled Affiliate and its Shareholders” above.

(c)	Modify the relevant text in “Transactions with related parties” on page 63 thus:

(1)
an Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue pursuant to which Huashida Consulting is to provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800~~170~~).  To date, in order to make funds available to funds the growth of Huludao Rescue, Huludao Rescue has not made any payment to Huashida Consulting.  Accordingly, $759,636 has been accrued on the balance sheet of Huludao Rescue as due to Huashida Consulting pursuant to the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and Huashi International ~~its parent entities~~ to pay their expenses.  Huludao Rescue may also make payments to Huashida Consulting for the purpose of funding the expenses of our U.S. parent company, although in the near term we expect to fund those expenses by borrowing U.S. Dollars from related parties.   ~~but will accrue t~~The remainder of the ~~its~~ obligations of Huludao Rescue to Huashida Consulting will be accrued without interest, penalties or other compensation for the delay in payment.

(d)	Modify the relevant text in “Contractual Arrangements with our Controlled Consolidated Affiliate and its Shareholders” on pages 34 and 35 thus:

(1)
an Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue pursuant to which Huashida Consulting is to provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800~~170~~).  To date, in order to make funds available to funds the growth of Huludao Rescue, Huludao Rescue has not made any payment to Huashida Consulting.  Accordingly, $759,636 has been accrued on the balance sheet of Huludao Rescue as due to Huashida Consulting pursuant to the Exclusive Technical Service and Consulting Agreement have been accrued. Our plan for the forseeable future is that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for that entity and Huashi International ~~its parent entities~~ to pay their expenses.  Huludao Rescue may also make payments to Huashida Consulting for the purpose of funding the expenses of our U.S. parent company, although in the near term we expect to fund those expenses by borrowing U.S. Dollars from related parties.   ~~but will accrue t~~The remainder of ~~its~~ the obligations of Huludao Rescue to Huashida Consulting will be accrued without interest, penalties or other compensation for the delay in payment.

(e)	Insert the following text as a new tenth paragraph in “Transfer of Cash” on page 51 thus:

It should be noted, however, that to date Huludao Rescue has not made any payment to Huashida Consulting.  The amount due from Huludao Rescue to Huashida Consulting has been recorded on their inter-company accounts as a payable due to Huashida Consulting; however no interest or penalty or other compensation is being accrued as a result of the failure of Huludao Rescue to make the payments due.  Rather, it is management’s plan for the foreseeable future that Huludao Rescue will make payments to Huashida Consulting to the extent necessary for Huashida Consulting and Huashi International ~~its parent entities~~ to pay their ongoing expenses, and may also make payment to Huashida Consulting to pay the expenses of our U.S. parent company if we find that procedure more convenient than borrowing dollars from related parties.  Huludao Rescue ~~but~~ will retain all other income to fund the growth of Huludao Rescue.

(f)	Add the following risk factor at page 31:

Notwithstanding the requirement under the VIE Agreements that it pay over 95% of its net income to Huashida Consulting, Huludao Rescue does not intend that for the foreseeable future it will remit to Huashida Consulting more than is necessary to pay the expenses of Huashida Consulting and its parent entities.

The Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue provides that Huashida Consulting will provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800). To date, Huludao Rescue has not made any payment to Huashida Consulting.  Moreover, it is management’s present intent that for the forseeable future Huludao Rescue will pay to Huashida Consulting only such amounts as are necessary to pay the expenses of Huashida Consulting and its parent entities (although we expect that for the near term our U.S. expenses will be funded by borrowing dollars from related parties).  The remainder of the net profits earned by Huludao Rescue will be retained by it to fund its operations and growth.  As a result of this plan, investors in Bridgeway should not expect to receive dividend payments or other distributions during the foreseeable future.  In addition, any profits earned by Huludao Rescue will be left at risk of a downturn in future operations - in the event of an adverse turn in the operations of Huludao Rescue, cash that might have been earlier paid as dividends if there had been compliance with the Exclusive Technical Service and Business Consulting Agreement will remain available to be taken by the creditors of Huludao Rescue.  Finally, as no interest will be paid by Huludao Rescue on account of the delayed payment of net income to Huashida Consulting, the value of the accrued obligation will diminish in proportion to the time/value of money.

In addition, we will modify the last two paragraphs on page 51 thus:

The earnings and cash transfer procedures are all designed to comply with PRC regulations. As a result, there will be no government regulations which will ~~impact our transactions to~~ prevent us from transferring cash within our corporate structure. However, when the funds are transferred from inside the PRC to outside the PRC, all the transferred amount will have to be submitted ~~supported~~ to the national tax bureau to examine whether the local and national taxes have been fully paid by Huludao Rescue and Huashida Consulting. In addition, to the extent that we require funds other than Renminbi, the procedures for conversion of Renminbi, including application to the applicable Chinese government agency, will have to be complied with, which may result in a delay in securing the converted currency.

We believe that our cash on hand and cash flow from operations will meet our present cash needs for the next 12 months. The only anticipated exception is our need for U.S. dollars to pay the expenses we incur in the U.S. in connection with our SEC reporting obligations - we intend to meet that need by borrowing dollars from related parties.  We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to ramp up our marketing efforts and increase brand awareness, or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we currently may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. New indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that could restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management’s Discussion and Analysis, page 29

Staff Comment 3:  We note your response to prior comment 7. Please ensure that your future filings make clear when your significant contracts spanning multiple quarters will end and need to be replaced with new contracts in order for you to maintain your reported revenue level. Include in your disclosure the magnitude of those contracts. Also, for contracts that expired in the September 30, 2012 quarter and spanned multiple quarters, please tell us the amount of revenue those contracts contributed (1) in the September 30, 2012 quarter and (2) in prior quarters.

Response

In future filings we will make clear when a significant contract spanning multiple quarters will end and need to be replaced in order for us to maintain our reported revenue level, including the magnitude of the contract.

The following table provides information regarding contracts that spanned multiple quarters and ended in the September 30, 2012 quarter.  (Revenue numbers are U.S. dollars, converted from RMB at 6.3-to-1.)

Contract	1	2	3	4	5	Total
Q312 Rev.	11,111	71,429	8,095	20,634	31,746	143,015
Q312 Rev. %	0.35%	2.22%	0.25%	0.64%	0.99%	4.45%

Q212 Rev.	35,507	128,571	40,476	61,904	44,444	310,902
Q212 Rev. %	1.33%	4.67%	1.47%	2.25%	1.62%	11.34%

Q112 Rev.	31,746	128,571	48,571	44,444	15,873	269,205
Q112 Rev. %	1.35%	5.47%	2.07%	1.89%	0.67%	11.45%

Q411 Rev.		128,571	40,476			169,047
Q411 Rev. %		6.35%	2.00%			8.35%

Q311 Rev.		128,571	24,286			152,857
Q311 Rev. %		12.68%	2.39%			15.07%

Q211 Rev.		128,571				128,571
Q211 Rev. %		8.03%				8.03%

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or to Robert Brantl, company counsel, at (914) 693-3026.

Sincerely,

/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board

ACKNOWLEDGEMENT

China Hefeng Rescue Equipment, Inc. acknowledges that:

●	China Hefeng Rescue Equipment, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	China Hefeng Rescue Equipment, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEFENG RESCUE EQUIPMENT, INC.

By:	/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board